U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON D.C. 20549


                             FORM 12b-25
                   Commission File Number 333-30176


                     NOTIFICATION OF LATE FILING

                             (Check One):
[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

     For Period Ended:  June 30, 2006

     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended: ______________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                    Part I - Registrant Information


     Full Name of Registrant       CANEUM, INC.

     Former Name if Applicable

     Address of principal executive office (Street and number)
                                   170 NEWPORT CENTER DRIVE
                                   SUITE 220
     City, State and Zip Code      NEWPORT BEACH, CA   92660

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                   Part II - Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b. The subject annual report, semi-annual report, transition report on Form 10-K, 20 F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                          Part III - Narrative

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

          Because of the acquisition of Tier One Consulting, Inc. and a change of accountants, the registrant was not able to reconcile financial information necessary for the quarterly report in sufficient time to prepare the quarterly report. The information will be completed, reviewed and prepared for filing in the quarterly report within the necessary extension period.


                      Part IV - Other Information

     1. Name and telephone number of person to contact in regard to this notification

               GARY ALLHUSEN            949            273-4000
               (Name)                   (Area Code)    (Telephone No.)

     2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes     [ ] No

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     3.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X] Yes     [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                             Caneum, Inc.
             (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2006                  By /s/ Gary Allhusen
                                           Gary Allhusen
                                           Executive Vice-President


                                   3
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                               Attachment

          Explanation of Change in Results from Prior Quarter

Caneum acquired TierOne Consulting, Inc. at the end of first quarter, 2006, which tripled the size of the company. Second quarter, 2006, is the first full quarter in which the combined results of the consolidated company are being reported. Accounting for many details of the combined entity and the fact that we had a change in accounting personnel, delayed our ability to file in a timely manner.

Below is a summary of the anticipated changes in the results of operations from second quarter, 2005, to second quarter, 2006.

                                   The quarter ended
                                        June 30,
                                  2005           2006
                               ----------     -----------
                                              (estimated)

          Revenue              $  435,382     $ 2,200,000
          Cost of Revenue      $  338,064     $ 1,480,000
                                ---------      ----------
          Gross Profit         $   97,318     $   700,000

          Operating Expenses   $  473,934     $   975,000
                                ---------      ----------
          Net (Loss)           $ (376,516)    $  (275,000)
                                =========      ==========